JENNY E. MERCADO
Counsellor at Law

direct tel: 617.856.8218
direct fax: 617.289.0494
jmercado@brownrudnick.com

www.brownrudnick.com

BROWNRUDNICK

One
Financial
Center
Boston
Massachusetts
02111
tel 617.856.8200
fax 617.856.8201

October 28, 2005

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Office of International Corporate Finance
Attn: Susan Min
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Supplemental Documents in connection with 12g3-2(b) Filing (file no. 82-34875)
<u>Option N.V. (the "Company")</u>

Dear Ms. Min:

The Company was added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 and has been issued file number 82-34875. On behalf of the Company, please find enclosed for filing the following supplemental documents required under Rule 12g3-2(b):

1. Press release dated 20 October 2005 – Option to Acquire "Wireless Router" Business From Possio (Sweden) (**<u>Exhibit 1</u>**).

2. Press release dated 27 October 2005 – Option Posts Record Revenues and Net Earnings in Q3 2005 (**<u>Exhibit 2</u>**).

Please kindly acknowledge your receipt of the foregoing documents by stamping the enclosed copy of this letter and returning the same to the undersigned in the enclosed self-addressed stamped envelope. If you have any questions regarding this matter, please do not hesitate to contact the undersigned at the number above.

Very truly yours,

BROWN RUDNICK BERLACK ISRAELS LLP

By: Jenny E. Mercado, Esq.

Enclosures

cc: Frederic Convent, CFO (via email)
Lawrence M. Levy, Esq. (via email)
Mark A. Dorff, Esq. (via email)
James E. Bedar, Esq. (via email)

Exhibit 1

OPTION
WIRELESS TECHNOLOGY

OPTION TO ACQUIRE "WIRELESS ROUTER" BUSINESS FROM POSSIO (SWEDEN)

Leuven - Belgium, October 20 2005 - Option N.V. (Euronext: OPTI, OTC: OPNVY), the wireless technology company, today announced that it has signed an agreement with Possio AB of Stockholm (Sweden) to takeover its Wireless Router business.

The agreement includes the intellectual property rights governing the concept of a Wireless Router interconnecting wide area cellular access with local area wireless connectivity (Patent granted in Europe and the US), intangibles and tangible assets, as well as 11 employees currently dedicated to its Wireless Router business. The non-disclosed purchase price of the transaction is being paid by Option in cash. The acquisition would be accretive in 2006 assuming future revenue growth and other distribution agreements into Option's existing customer base.

Jan Callewaert, CEO at Option: "As part of our business strategy we have closely followed the fixed-mobile substitution market with a view to becoming a player in this market at the appropriate time. Since early 2005 Option has been supporting Possio with the supply and integration of the 3G UMTS technology embedded within its Wireless Router product. Their approach in the sell-off of the router business presented us with the opportunity to enter this market with a uniquely designed "ready-made" product already integrating our core 3G UMTS technology. Additionally with this product we benefit from a substantially reduced time to market. It is clear that Wireless Router products have direct synergy with our current Wireless Data Card activities; both leveraging on our core wireless technology competence, and both being marketed to the very same network operator customer base."

Over the past year Possio has developed a Wireless Router product, known as the PX 40, that facilitates a gateway between a Wide Area cellular network (CDMA, GPRS/EDGE or UMTS technologies) and a Local Wireless Wi-Fi network. Any PC, laptop or hand-held computer device being equipped with WLAN is able, through use of the Wireless Router "Gateway", to simultaneously share a single cellular wireless connection and gain broadband access to the Internet. The product, with inbuilt comprehensive security and authentication mechanisms, is focused on mass deployment of Internet connectivity services using the data capabilities of today's 3G UMTS networks.

Possio will continue under its own auspices to develop and market the world's only integrated range of mobile GSM Fax machines.

FOR MORE INFORMATION PLEASE CONTACT
Jan Callewaert, CEO
Frederic Convent, CFO
Tel + 32 (0) 16 317 411
E-mail: investor@option.com

ABOUT OPTION

Option NV (www.option.com), the wireless technology company, is a leading innovator in the design, development and manufacture of 3G WCDMA (HSDPA and UMTS), EDGE, GPRS, GSM and WLAN technology products for broadband wireless connectivity solutions. Option has built up an enviable reputation for creating exciting products that enhance the performance and functionality of wireless communications. Option's headquarters are in Leuven, Belgium. The company has Research & Development in Leuven, a Software and Applications development centre in Adelsried (Germany) and an ISO 9002 production engineering and logistics facility in Cork, Ireland.

Exhibit 2

OPTION POSTS RECORD REVENUES AND NET EARNINGS IN Q3 2005

Leuven, Belgium – October 27th, 2005 - Option N.V. (EURONEXT Brussels: OPTI; OTC: OPNVY), the wireless technology company, today reported results for the third quarter 2005. The results are reported in Euro. In line with the regulatory environment the results, as from January 1st 2005, are prepared in accordance with International Financial Reporting Standards (IFRS). 2004 figures, reported under USGAAP rules, have been restated into IFRS and may differ from earnings releases issued in 2004.

The highlights of the third quarter and year-to-date included:

- Revenues for the third quarter of fiscal year 2005 of EUR 55.9 million increased by 142% compared to the EUR 23.1 million generated in the third quarter of 2004.

- Gross margin of 41.3% on the Q3 revenues, related only to equipment sales, showed a decrease compared to the 52.8% gross margin of Q3, 2004 which was at the time positively influenced by development fees. Excluding the weakening Euro compared to the USD during the quarter and the margin influence following a robust demand in GlobeTrotter 3G Quad ™, gross margin remained at a level of 44.8%.

- EBIT increased to EUR 11.0 million or 19.7% on revenues during the quarter compared to EUR 5.9 million or 25.7% on revenues in last year's equivalent period.

- Net Earnings for the third quarter of 2005 were EUR 8.4 million or EUR 0.83 per basic share and EUR 0.81 per diluted share, compared to a net profit of EUR 4.5 million or EUR 0.46 per basic share and EUR 0.44 per diluted share in Q3 2004.

- During the first three quarters of 2005 revenues amounted to EUR 134.7 million which means an increase of 91% compared to the EUR 70.6 million revenues generated during the first three quarters of 2004.

- The year-to-date gross margin is 44.6% compared to 49.4% gross margin during the equivalent period of 2004.

- During the first 9 months of 2005, the company realized an EBIT of 26.8 million (or 19.9% on revenues) compared to 14.7 million in the same period in 2004 (or 20.9% on revenues).

- The 2005 year-to-date net earnings were EUR 19.8 million or EUR 1.96 per basic share and EUR 1.92 per diluted share, resulting in a growth of 79% of the net profit of EUR 14.6 million or EUR 1.14 per basic share and EUR 1.10 per diluted share in the first three quarters of 2004.

- The Company generated EUR 22.5 million cash from operating activities during the first three quarters of 2005, compared to EUR 14.1 million in the comparative period the previous year.

- Inventories grew during the last quarter with EUR 2.1 million, mainly due to the building of additional components stocks in order to meet the strong sales order intake for the fourth quarter, whilst the level of finished goods at quarter end remained very low, 11.6% of total inventory held.

In million of euros
Except for data per share

	IFRS			
	Q3/05	Q3/04	Sept/05	Sept/04
	UNAUDITED	**UNAUDITED**	**UNAUDITED**	**UNAUDITED**
Revenues	55.9	23.1	134.7	70.6
Gross Profit	23.1	12.2	60.1	34.9
Operating expenses	12.1	6.2	33.2	20.2
Operating Income	11.0	5.9	26.8	14.7
Net Income	8.4	4.5	19.8	11.1
Earnings per share (basic) Euro	0.83	0.46	1.96	1.14

Commenting on the results, Mr. Callewaert, Founder and Chief Executive Officer said:

"We were pleasantly surprised by the greater than expected demand in our products during a quarter with traditional seasonal effects. Our Company reported higher revenues than last quarter more than 10% higher than our own management expectations. Revenues of 55.9 million EURO were virtually equivalent to the full 2003 year revenues of 56.6 million EURO and rose 142% year on year to the highest level of any given quarter so far.

We have been proactive in further stimulating market demand by exercising the price elasticity of our market "best seller", the GlobeTrotter 3G Quad™.
A corresponding gross margin of 41.3% remains quite healthy. With a net result of 8.4 million EURO for the quarter, 87% higher compared to last year's equivalent period, our Company continues to perform excellently.

3G data cards represented 86% of unit sales during the quarter with 14% of non-3G data card sales constituting the remainder, mainly EDGE related data cards.

The GlobeTrotter 3G Quad™ constituted two thirds of the total unit sales in the quarter. Volume shipments of GlobeTrotter combining WLAN technologies within a single data card remained strong accounting for 23.2% of overall unit sales.

Our Company continues to bring new products rapidly to market.

First, we were first to launch an innovative HSDPA-Ready solution into our customer base, empowering them to market HSDPA services today. First commercial shipments were made at the end of the quarter.

Second, with the recent acquisition of the Wireless Router Business of Possio, we launched GlobeSurfer® 3G, our first product aimed at the Fixed-Mobile substitution market. We announced a first customer for the product being O2 in Germany. We will announce further customers in the coming weeks.

Third, the sampling of our PCI express mini card module has been well received. We are confident we will launch with a major laptop vendor before year end and we expect to launch with additional leading laptop vendors throughout 2006.

We believe we will continue to have the most comprehensive product portfolio of wireless data products on the market encompassing HSDPA, UMTS, EDGE, GPRS and WLAN technologies.

With this comprehensive range of products we will further deepen the relationship with our more than 65 wireless operator customers.

As we see the market growth is high enough, we expect for the fourth quarter of the current financial year top-line figures around 60 million EURO with net positive earnings. As such our sales guidance for the full fiscal year is raised to 90% compared to last year's top line result, bringing the full year revenues to around 195 million EURO.

After three outstanding years and looking ahead into next year we feel comfortable with a revenue guidance of 2006 of between 275 million EURO and 295 million EURO".

Financial Review (as per International Financial Reporting Standards for 2005 figures and 2004 figures restated)

Income Statement

Revenues for the third quarter of fiscal year 2005 were EUR 55.9 million, compared to EUR 23.1 million (+142%) generated during the third quarter of 2004. All third quarter revenues originated from equipment sales, mainly the 3G-product line. During the third quarter of 2004 about 90% of the revenues were generated through equipment sales and the remainder originated from development agreements.
During the first nine months of 2005, the company generated revenues of EUR 134.7 million, meaning an increase of 91% compared to EUR 70.6 million during the comparative period in 2004.

Gross Profit

Gross margin of 41.3% on the Q3 revenues, related only to equipment sales, showed a decrease compared to the 52.8% gross margin of Q3, 2004 which was at the time positively influenced by development fees. Excluding the weakening Euro compared to the USD during the quarter and the margin influence following a robust demand in GlobeTrotter 3G Quad ™, gross margin remained at a level of 44.8%.
Year-to-date, the gross profit grew with 72% to EUR 60.1 million (or 44.6% on total sales) coming from EUR 34.9 million (or 49.4% on total sales).

Operating expenses

The quarterly operating expenses, including depreciation charges, are EUR 12.1 million, compared to EUR 6.2 million in the third quarter of previous fiscal year.
The operating expenses for the first three quarters, including depreciation charges, are EUR 33.2 million, compared to EUR 20.2 million in the first three quarters of previous fiscal year.

Operating Income

The operating income for the third quarter was EUR 11.0 million, or 19.7% on Q3 revenues, compared to EUR 5.9 million, or 25.7% on total revenues in last year equivalent period representing an 85% growth.
For the nine months of 2005, the operating income amounted to EUR 26.8 million (or 19.9% on sales). Compared to the operating income of EUR 14.7 million (or 20.9% on sales) of the first nine months of 2004, which means an 82% growth.

Financial Results

During the third quarter of 2005, the company dealt with a negative financial result of EUR 23.2 thousand. The exchange rate losses on USD amounted to EUR 248.1 thousand. A total of EUR 141.4 thousand financial discounts were given to customers for cash payments and the other financial costs of EUR 35.5 thousand were mainly related to leasing contracts.

The company generated a net financial revenue of EUR 401.8 thousand from a risk-free investment of the available cash.

The total exchange rate losses during the last 4 quarters amounted to EUR 1,152.7 thousand or 0.69% on total sales of that period.

Net Results

The net profit for the third quarter amounts to EUR 8.4 million or EUR 0.83 per basic share (or EUR 0.81 per diluted share). This compared to a net profit of EUR 4.5 million or EUR 0.46 per basic share (or EUR 0.44 per diluted share) during the third quarter of 2004.
The net profit, for the first three quarters of 2005, amounts to EUR 19.8 million or EUR 1.96 per basic share (or EUR 1.92 per diluted share). This compared to a net profit of EUR 11.1 million or EUR 1.14 per basic share (or EUR 1.10 per diluted share) during the first three quarters of 2004.

Balance Sheet

Cash increased from EUR 31.6 million at the end of 2004 to EUR 47.3 million at the end of the third quarter.

Accounts Receivable increased from EUR 15.5 million at the end of 2004 to EUR 31.6 million at the end of the third quarter 2005, reflecting the growing business.

During the first three quarters, inventories have increased from EUR 5,6 million to EUR 14.2 million. This increase is explained by the building of raw materials stocks in order to meet the strong sales order intake for the fourth quarter, whilst, with 11.6% of the total inventories, the level of finished goods at quarter end remains very low.

Thanks to the positive results the Company further reduces its deferred tax asset by an amount of EUR 5.0 million during nine months, resulting in a deferred tax asset of EUR 1.3 million.

Fixed assets were EUR 14.4 million (net book value) as at September 30th 2005, an increase of 4.2 million compared to the net book value of EUR 10.2 million at the end of the previous fiscal year. In the course of 2005 the Company invested mainly in additional test equipment and development projects. Year-to-date, the total investments in tangible assets amounted to EUR 6.0 Mio and the company invested EUR 3.1 Mio in intangible assets.
IFRS impact: under USGAAP, at quarter-end, the net book value of the fixed assets would have been EUR 9.1 million. The difference results solely from the capitalization under IFRS during the previous years of the commercial development projects as intangible assets.

Total current liabilities increased from EUR 22.9 million at the end 2004 to EUR 42.7 million. This increase is mainly due to the increase of the accounts payable reflecting the increased business activities of the Company.
Under IFRS the company generated a deferred tax liability as a result of the net capitalization of the commercial development projects. In 2005 this deferred tax liability remained stable.
The liability was non-existent under USGAAP.

On total assets of EUR 110.1 million the equity, amounted to EUR 67.2 million, which results in a solvency ratio of 61.0% at quarter-end.

The Company generated EUR 22.5 million cash from operating activities during the first three quarters of 2005, compared to EUR 14.1 million generated in the first three quarters of 2004.

OPTION N.V.
IFRS Consolidated Balance Sheet at September 30, 2005 and December 31, 2004

In 000 EUR	September 30, 2005 000 EUR UNAUDITED	December 31, 2004 000 EUR LIMITED REVIEW
Assets		
Cash & Cash Equivalents	47,282.1	31,612.1
Accounts receivable	31,635.7	15,507.1
Other receivables	1,323.5	883.9
Inventories	14,199.8	5,559.8
Total current assets	**94,441.2**	**53,562.9**
Property & equipment	7,493.0	3,189.9
Intangible assets	6,940.7	7,022.7
Deferred taxes	1,269.6	6,314.5
Total non-current assets	**15,703.3**	**16,527.1**
Total Assets	**110,144.5**	**70,090.0**
Liabilities & shareholders' equity		
Accounts payable	34,556.0	15,711.6
Salaries, tax and payroll related liabilities	2,907.7	1,196.0
Short-term debt	488,1	911.2
Accrued expenses & Deferred Income	3,226.8	1,997.9
Deferred taxes	1,540.4	1,544.7
Total current liabilities	**42,688.6**	**22,865.0**
Subordinated long-term debt	290.7	221.7
Long-term debt	10.2	286.2
Total non- current liabilities	**300.9**	**507.9**
Common Stock	50,340.6	49,708.4
Retained earnings	16,814.4	-2,991.2
Total Shareholders' Equity	**67,155.0**	**46,717.2**
Total liabilities + Equity	**110.144,5**	**70,090.0**

OPTION N.V.
IFRS Consolidated Income Statement for Q3/2005 and Q3/2004 and for the period ending September 30th, 2005-2004

In 000 EUR	Q3/2005 000 EUR UNAUDITED	Q3/2004 000 EUR UNAUDITED	September 30th, 2005 000 EUR UNAUDITED	September 30th, 2004 000 EUR UNAUDITED
Net Sales	**55,887.0**	**23,054.3**	**134,733.0**	**70,573.3**
Cost of goods sold	-32,800.6	-10,879.5	-74,661.9	-35,680.5
Gross Profit	**23,086.4**	**12,174.8**	**60,071.1**	**34,892.8**
Gross Margin %	**41.3%**	**52.8%**	**44.6%**	**49.4%**
Research & Development	-3,263.9	-2,325.6	-11,153.3	-7,585.1
Sales, Marketing & royalty expenses	-7,144.3	-3,024.8	-18,192.8	-9,616.7
General & Administrative	-1,655.4	-890.0	-3,883.2	-2,949.1
Operating Income	**11,022.7**	**5,934.4**	**26,841.7**	**14,741.8**
Oper Profit / Turnover %	**19.7%**	**25.7%**	**19.9%**	**20.9%**
Depreciation and amortization	1,632.6	1,168.0	4,820.4	2,889.9
EBITDA	**12,655.3**	**7,102.4**	**31,662.1**	**17,631.7**
EBITDA / Turnover %	**22.6%**	**30.8%**	**23.5%**	**25.0%**
Exchange gain/(Loss)	-248.1	164.2	-1,817.1	-91.0
Extraodinary Income / expanse	0.0	0.0	0.0	0.5
Finance Income/(Expense)	224.9	46.3	184.8	-69.8
Income/Loss before Taxes	**10,999.5**	**6,144.9**	**25,209.5**	**14,581.5**
Income tax	-2,595.9	-1,601.5	-5,403.8	-3,509.5
Net Result	**8,403.6**	**4,543.4**	**19,805.7**	**11,071.9**
Average # Shares Outstanding	**10,123,351**	**9,940,008**	**10,111,419**	**9,671,515**
Average # diluted Shares Outstanding	**10,312,324**	**10,289,124**	**10,312,429**	**10,029,748**
Net Result per Share in EUR	**0.83**	**0.46**	**1.96**	**1.14**
Net Result per diluted Share in EUR	**0.81**	**0.44**	**1.92**	**1.10**

OPTION N.V.
IFRS Consolidated Statement of Cash Flow at September 30, 2005
and September 30, 2004

In 000 EUR	September 30th, 2005 000 EUR UNAUDITED		September 30th, 2004 000 EUR UNAUDITED	
Cash Flows from Operating Activities				
Net result (A)	**19,805.7**		**11,071.9**	
Non Cash adjustments				
Depreciation & amort.		5,024.3		3,118.8
Own development capitalized		-2,550.2		-2,963.6
Capital increase & related costs		114.6		147.4
Translation differences		-0.1		0.0
Deferred taxes		5,040.7		3,496.0
Write-off inventories		196.0		33.7
Write-off trade debtors		0.9		13.6
Total non cash adjustments (B)	**7,826.2**		**3,845.9**	
Change in operating assets and liabilities				
Accounts receivable		-16,129.5		-6,052.6
Inventories		-8,836.0		-1,657.1
Other assets		-439.6		-249.6
Accounts payable		18,844.4		7,072.9
Salaries, taxes and payroll related liabilities		177.8		-166.2
Accrued expenses & Deferred Income		1,228.9		245.8
Total change in assets & liabilities (C)	**-5,154.1**		**-806.8**	
Cash Flows from Operating Activities	**22,477.7**		**14,111.0**	
Cash Flows from Investing Activities				
Intangible fixed assets		-691.9		-1,506.3
Purchases of plant equipment		-6,003.3		-1,633.4
Total cash flow from investing activities (D)	**-6,695.2**		**-3,139.7**	
Cash Flows from Financing Activities				
Proceeds from long term debt		-206.9		64.5
Repayments from short term debt		-423.2		-1,080.7
Capital Increase and related costs		517.6		8,834.3
Net cash flow from financing activities (E)	**-112.5**		**7,818.1**	
Net Cash Flow (A)+(B)+(C)+(D)+(E)	**15,670.0**		**18,789.4**	
Net Increase / Decrease in Cash and Equivalents				
Cash at beginning of period		31,612.1		9,136.6
Cash at end of period		47,282.1		27,926.0
Difference	**15,670.0**		**18,789.4**	

Transition to IFRS

As from January 1st, 2005 the company has adopted International Financial Reporting Standards. The consequence of this transition will mainly show in the intangible assets through capitalization of commercial development projects and as a consequence also in the deferred taxes

The Board if Directors has decided that capitalized development will be depreciated over a period of two years, in line with the life cycle of the related products in a very fast moving high tech environment.

Effect on shareholders' equity

		(I) - Dec 31st 2003	(II) - Dec 31st, 2004	(III) - Sept 30th, 2005
	USGAAP (audited I & II)	19,150.0	43,009.2	63,325.5
a)	Operating expenses (development and related depreciation)	1,190.2	4,062.5	117.2
b)	Deferred taxes	-402.0	-1,142.7	4.3
c)	Difference rolled forward: Sum of a) and b) of previous years		788.2	3,708.0
	IFRS (Limited review II – Unaudited III)	19,938.2	46,717.2	67,155.0

This press release contains forward-looking information that involves risks and uncertainties, including statements about the company's plans, objectives, expectations and intentions. Such statements include, without limitation, discussions concerning the company's strategic direction and new product introductions and developments. Readers are cautioned that such forward-looking statements involve known and unknown risks and uncertainties that may cause actual results to differ materially than those set forth in the forward looking statements. The risks and uncertainties include, without limitation, the early stage of the market for connectivity and integrated wireless products and solutions for portable and handheld computers and mobile telephones, the management of growth, the ability of the company to develop and successfully market new products, rapid technological change and competition. The forward-looking statements contained herein speak only as of the date of this press release. The company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in the company's expectations or any change in events, conditions or circumstance on which any such statement is based.

For further information please contact:

Jan Callewaert, Founder & CEO

Frederic Convent, CFO

Kolonel Begaultlaan 45

B-3012 Leuven, Belgium

TEL: +32 (0) 16/31.74.11

FAX +32 (0) 16/31.74.90

e-mail : investor@option.com

About Option (www.option.com) - EURONEXT Brussels OPTI – OTC: OPNVY
Option is the wireless technology company and is a leading innovator in the design, development and manufacture of 3G UMTS-HSDPA, EDGE, GPRS, GSM and WLAN technology products for wireless connectivity solutions. Option has built up a solid reputation for creating exciting products that enhance the performance and functionality of wireless communications. Option's headquarters are in Leuven, Belgium. The company has Research & Development in Leuven, a Software and Applications development centre in Adelsried (Germany), a wireless router development centre in Stockholm and an ISO 9002 production engineering and logistics facility in Cork, Ireland.

OPTION BOEKT EEN RECORD OMZET EN NETTO RESULTAAT IN Q3 2005

Leuven, België – 27 oktober 2005 - Option N.V. (EURONEXT: OPTI, OTC: OPNVY), de vernieuwer op het gebied van draadloze communicatie, heeft vandaag haar resultaten bekendgemaakt voor het derde kwartaal 2005. De resultaten zijn weergegeven in Euro. In lijn met de regelgeving werden de resultaten van 1 januari 2005 voorbereid in overeenstemming met de International Financial Reporting Standards. De cijfers van 2004, die voorheen gerapporteerd werden in overeenstemming met USGAAP, werden herwerkt naar IFRS en kunnen daarbij afwijken van deze uit de persberichten van 2004.

De kerncijfers van het tweede kwartaal en eerste half jaar omvatten :

- De omzet voor het derde kwartaal bedraagt 55,9 miljoen EUR, een stijging met 142% in vergelijking met de 23,1 miljoen EUR die werd gerealiseerd in het derde kwartaal van 2004.

- De brutomarge van 41,3% voor het kwartaal, uitsluitend door de verkoop van datakaarten, daalde ten opzichte van de marge van 52,8% die gerealiseerd werd tijdens het derde kwartaal 2004 en die positief beïnvloed werd door verkopen uit ontwikkelingsprojecten. Exclusief de negatieve invloed van een zwakkere Euro ten opzichte van de Dollar en het marge-effect van de sterke vraag naar de Globetrotter 3G Quad ™, zou een brutomarge van 44,8% gerealiseerd zijn.

- De operationele winst nam toe tot 11,0 miljoen EUR (of 19,7% ten opzichte van de omzet) tijdens het derde kwartaal 2005 komende van 5,9 miljoen EUR (of 25,7% ten opzichte van de omzet) gedurende de overeenkomstige periode in 2004.

- De nettowinst van het derde kwartaal bedroeg 8,4 miljoen EUR, gelijk aan een winst per aandeel van 0,83 EUR of 0,81 EUR per aandeel na dilutie, in vergelijking met een nettowinst van 4,5 miljoen EUR zijnde 0,46 EUR per aandeel of 0,44 EUR per aandeel na dilutie gedurende het derde kwartaal van 2004.

- De omzet tot en met september bedraagt 134,7 miljoen EUR wat een stijging betekent van 91% ten opzichte van de omzet van de overeenkomstige periode in 2004 die 70,6 miljoen EUR bedroeg.

- De brutomarge voor het lopende bedraagt 44,6% van de omzet vergeleken met 49,4% voor de eerste drie kwartalen in 2004.

- Tijdens de eerste 9 maanden van 2005 realiseerde de onderneming een operationele winst van 26,8 miljoen EUR (of 19,9% ten opzichte van de omzet) in vergelijking met 14,7 miljoen EUR (of 20,9% ten opzichte van de omzet) gedurende dezelfde periode in 2004

- De nettowinst tot en met september 2005 bedroeg 19,8 miljoen EUR, gelijk aan een winst per aandeel van 1,96 EUR of 1,92 EUR per aandeel na dilutie, wat een stijging betekent van 79% vergeleken met een nettowinst van 14,6 miljoen of een winst per aandeel van 1,14 EUR en 1,10 EUR per aandeel na dilutie tijdens de eerste drie kwartalen van 2004.

- Gedurende de eerste 9 maanden van 2005 realiseerde de onderneming een operationele cashflow van 22,5 miljoen EUR uit haar bedrijfsactiviteiten in vergelijking met een operationele cashflow van 14,1 miljoen EUR in de overeenkomstige periode het jaar voordien.

- Tijdens het laatste kwartaal van 2005 stegen de voorraden met 2,1 miljoen EUR. Deze stijging is toe te schrijven aan de stijgende voorraad componenten die aangelegd werd om aan de sterk toenemende marktvraag te kunnen voldoen. De voorraad afgewerkt product bleef zeer laag en vertegenwoordigde 11,6% van de totale voorraad.

In miljoen Euro

Uitgezonderd voor cijfers over aandelen	IFRS Q3/05	Q3/04	Jan-sept/05	Jan-sept/04
	NIET GEREVISEERD	NIET GEREVISEERD	NIET GEREVISEERD	NIET GEREVISEERD
Omzet	55,9	23,1	134,7	70,6
Brutowinst	23,1	12,2	60,1	34,9
Operationele kosten	12,1	6,2	33,2	20,2
Bedrijfswinst	11,0	5,9	26,8	14,7
Nettowinst	8,4	4,5	19,8	11,1
Winst in Euro per aandeel (basis)	0,83	0,46	1,96	1,14

Dhr. Jan Callewaert, stichter en afgevaardigd bestuurder, gaf volgende commentaar op de resultaten:

We zijn positief verrast met de marktvraag die onze verwachtingen oversteeg in een kwartaal waar traditioneel seizoenseffecten spelen. De onderneming realiseerde een omzet die de verwachtingen van het management met meer dan 10% overschreed. De omzet van 55,9 miljoen Euro evenaart bijna die van het volledige jaar 2003, toen een omzet van 55,6 miljoen Euro geboekt werd, en steeg met 142% ten opzichte van het derde kwartaal van 2005 tot het hoogste niveau ooit.

We hebben de marktvraag proactief kunnen stimuleren dankzij de prijselasticiteit van onze best-seller, de GlobeTrotter 3G Quad™.

De overeenkomstige marge van 41,3% blijft zeer goed. Met een nettoresultaat van 8,4 miljoen Euro voor het kwartaal, 87% hoger in vergelijking met de overeenkomstige periode van 2004, blijft de onderneming zeer goed presteren.

3G datakaarten vertegenwoordigden 86% van de kwartaalverkopen, terwijl de overige datakaarten, voornamelijk kaarten met EDGE technologie, 14% uit maakten van het totaal.

De GlobeTrotter 3G Quad™ vertegenwoordigde twee derden van het verkochte volume tijdens het kwartaal. Het volume van de kaarten met gecombineerde technologie, 3G en WLAN, bleven sterk scoren en vertegenwoordigden 23,2%.

De onderneming blijft erin slagen om snel nieuwe producten op de markt te brengen.

Ten eerste was Option als eerste in staat om de innovatieve HSDPA-Ready oplossing aan onze klanten aan te bieden. Deze oplossing stelt hen in staat om de HSDPA diensten nu reeds te vermarkten. De eerste commerciële leveringen vonden plaats op het einde van het kwartaal.

Ten tweede kon de onderneming, dankzij de recente overname van de Wireless Router activiteiten van Possio, de Globesurfer® 3G lanceren, die zich richt op de 'Fixed-Mobile substitution' markt. Tevens konden we onze eerste klant bekend maken: O2 in Duitsland. We verwachten in de loop van de volgende weken nieuwe klanten te kunnen bekendmaken.

Ten derde werden de test units van de 'PCI express mini card module' goed ontvangen door de markt. We zijn overtuigd dat we het product samen met een vooraanstaande laptop

fabrikant nog voor jaareinde op de markt kunnen brengen. Gedurende 2006 verwachten we nog meer lanceringen te kunnen doen met toonaangevende laptop fabrikanten.

We zijn ervan overtuigd dat we de meest volledige productportfolio van HSDPA, UMTS, EDGE, GPRS en WLAN technologiëen kunnen blijven aanbieden aan de markt.
Dit uitgebreide productengamma stelt ons ook in staat onze relaties te verstevigen met onze meer dan 65 klanten (mobiele operatoren).

Aangezien we de markt voor draadloze datakaarten verder zien uitbreiden verwachten we een omzet voor het vierde kwartaal van rond de 60 miljoen Euro met positieve nettoresultaten. Bijgevolg neemt de groeiprognose voor het volledige jaar 2005 toe tot 90% in vergelijking met het voorgaande boekjaar en verwachten we een jaaromzet van rond de 195 miljoen Euro.

Na drie schitterende jaren en met een vooruitblik op het volgend boekjaar voelen we onze comfortabel bij een omzetverwachting tussen 275 en 295 miljoen Euro voor 2006.

Financieel Overzicht (volgens IFRS voor de 2005 cijfers, de cijfers van 2004 werden herwerkt van USGAAP naar IFRS)

Resultatenrekening

De omzet voor het derde kwartaal van 2005 bereikte 55,9 miljoen EUR. Dit staat in vergelijking met 23,1 miljoen EUR (+142%) die werd gerealiseerd in het derde kwartaal van 2004. De volledige kwartaalomzet is afkomstig uit verkopen van goederen, in hoofdzaak van de 3G productielijn. Tijdens het derde kwartaal van 2004 werd ongeveer 90% van de omzet gerealiseerd door de verkoop van datakaarten. Het resterende deel werd gegenereerd uit ontwikkelingsovereenkomsten. De omzet tot en met september 2005 bedraagt 134,7 miljoen EUR, een stijging met 941% t.o.v. de omzet van de overeenkomstige periode in 2004 van 70,6 miljoen EUR.

Brutowinst

De brutomarge van 41,3% voor het kwartaal, uitsluitend door de verkoop van datakaarten, daalde ten opzichte van de marge van 52,8% die gerealiseerd werd tijdens het derde kwartaal 2004 en die positief beïnvloed werd door verkopen uit ontwikkelingsprojecten. Exclusief de negatieve invloed van een zwakkere Euro ten opzichte van de Dollar en het marge-effect van de sterke vraag naar de Globetrotter 3G Quad ™, zou een brutomarge van 44,8% gerealiseerd zijn.
Voor het lopende jaar steeg de brutomarge met 72% naar 60,1 miljoen EUR (of 44,6% ten opzichte van de omzet) komende van 34,9 miljoen EUR (of 49,4% ten opzichte van de omzet).

Bedrijfskosten

De bedrijfskosten van het derde kwartaal, inclusief afschrijvingen, bedroegen 12,1 miljoen EUR in vergelijking met 6,2 miljoen EUR in het derde kwartaal van 2004.
De bedrijfskosten voor de eerste drie kwartalen, inclusief afschrijvingen, bedroegen 33,2 miljoen EUR in vergelijking met 20,2 miljoen EUR gedurende de overeenkomstige periode in 2004.

Bedrijfsresultaat

Het operationeel resultaat gerealiseerd in het derde kwartaal van 2005 bedroeg 11,0 miljoen EUR of 19,7% van de omzet. Dit in vergelijking met 5,9 miljoen EUR of 25,7% van de omzet in de overeenkomstige periode in 2004.
Voor de eerste 9 maanden van 2005 bedroeg het bedrijfsresultaat 26,8 miljoen EUR (of 19,9% ten opzichte van de omzet) in vergelijking met 14,7 miljoen EUR in de eerste zes maanden van 2004 (of 20,9% ten opzichte van de omzet) wat een stijging van 82% betekent.

Financieel resultaat

Tijdens het derde kwartaal 2005 kende de onderneming een financiële kost van 23,2 duizend EUR. De wisselkoersverliezen ten gevolge van een sterkere Dollar liepen op tot 248,1 duizend EUR. Er werden voor 141,4 duizend EUR betalingskortingen gegeven aan klanten wegens kontante betaling en de overige financiële kosten van 35,5 duizend EUR waren voornamelijk gerelateerd aan leasing overeenkomsten.

Tijdens het derde kwartaal genereerde de onderneming 401,8 duizend EUR netto opbrengsten uit risicoloze beleggingen van de beschikbare liquide middelen.

Tijdens de laatste vier kwartalen bedroegen de wisselkoersverliezen 1.152,7 duizend EUR of 0,69% ten opzichte van de omzet van de overeenkomstige periode.

Nettoresultaten

De nettowinst voor het derde kwartaal bedraagt 8,4 miljoen EUR of 0,83 EUR per uitstaand aandeel (of 0,81 EUR per aandeel na dilutie) in vergelijking met een nettowinst van 4,5 miljoen EUR of 0,46 EUR per aandeel (of 0,44 per aandeel na dilutie) gedurende dezelfde periode in 2004.

Tijdens de eerste drie kwartalen van 2005 boekte de onderneming een nettowinst van 19,8 miljoen EUR of 1,96 EUR per uitstaand aandeel (of 1,92 EUR per aandeel na dilutie). Dit in vergelijking met een nettowinst van 11,1 miljoen EUR of 1,14 EUR per uitstaand aandeel (of 1,10 EUR per aandeel na dilutie) tijdens de eerste drie kwartalen van 2004.

Balans

De liquide middelen stegen van 31,6 miljoen EUR per einde 2004 tot 47,3 miljoen EUR aan het einde van het derde kwartaal van 2005.

De handelsvorderingen stegen van 15,5 miljoen EUR op einde 2004 tot 31,6 miljoen EUR aan het einde van het derde kwartaal van 2005 wat de stijgende handelsactiviteit weerspiegelt.

Tijdens de eerste drie kwartalen van 2005 stegen de voorraden van 5,6 miljoen EUR tot 14,2. Deze stijging is toe te schrijven aan de stijgende voorraad materialen die aangelegd werd om aan de sterk toenemende marktvraag te kunnen voldoen. De voorraad afgewerkt product bleef zeer laag en vertegenwoordigde 11,6% van de totale omzet.

Dankzij de positieve jaarresultaten en gelet op de groepsstructuur verminderden de uitgestelde belastingen ("deferred taxes") met 5,0 miljoen EUR gedurende de eerste negen maanden van 2005.

De vaste activa hadden op 30 september 2005 een netto boekwaarde van 14,4 miljoen EUR wat een stijging betekent van 4,2 miljoen EUR ten opzichte van de vaste activa per einde boekjaar 2004. In de loop van 2005 heeft Option voornamelijk geïnvesteerd in bijkomende testapparatuur en ontwikkelingsprojecten. Gedurende 2005 werd 6,0 Mio EUR geïnvesteerd in materiële vaste activa en 3,1 Mio EUR in immateriële vaste activa.
IFRS impact : onder de USGAAP standaarden zou de netto boekwaarde van de vaste activa 9,1 miljoen EUR geweest zijn. Het verschil is enkel te wijten aan het activeren van de commerciële ontwikkelingsprojecten tijdens de vorige jaren als immateriële vaste activa onder IFRS.

De totale korte termijn verplichtingen stegen van 22,9 miljoen EUR per jaareinde 2004 tot 42,7 miljoen EUR aan het einde van het derde kwartaal 2005. Deze stijging is hoofdzakelijk toe te schrijven aan een stijgend leverancierssaldo die een toenemende bedrijfsactiviteit weerspiegeld.
Onder IFRS, genereerde de onderneming een uitgestelde belastingsplicht vanwege het activeren van commerciële ontwikkelingsprojecten. In 2005 bleef deze verplichting nagenoeg stabiel.
Onder USGAAP bestond deze verplichting niet wegens het in kosten nemen van de ontwikkelingsprojecten.

Op het balanstotaal van 110,1 miljoen EUR bedroeg het eigen vermogen 67,2 miljoen EUR wat een solvabiliteit betekent van 61,0%.

In de eerste drie kwartalen van 2005 realiseerde de onderneming een operationele cashflow van 22,5 miljoen EUR uit zijn bedrijfsactiviteiten in vergelijking met een operationele cashflow van 14,1 miljoen EUR in de eerste drie kwartalen van 2004.

OPTION N.V.

IFRS Geconsolideerde Balans op 30 juni 2005 en 31 december 2004

In 000 EUR	30 september 2005 000 EUR NIET GEREVISEERD	31 december 2004 000 EUR BEPERKTE CONTROLE
Activa		
Liquide middelen en geldbeleggingen	47.282,1	31.612,1
Handelsvorderingen	31.635,7	15.507,1
Overige vorderingen	1.323,5	883,9
Voorraden	14.199,8	5.559,8
Totaal bedrijfskapitaal	**94.441,2**	**53.562,9**
Uitgestelde belastingen	1.269,6	6.314,5
Vaste Materiele activa	7.493,0	3.189,9
Immateriële, vaste activa	6.940,7	7.022,7
Totaal vaste activa	**15.703,3**	**16.527,1**
Totaal Activa	**110.144,5**	**70.090,0**
Passiva		
Handelsschulden	34.556,0	15.711,6
Bezoldigingen en sociale lasten	2.907,7	1.196,0
Overige schulden op korte termijn	488.1	911,2
Overlopende rekeningen	3.226,8	1.997,9
Uitgestelde belastingen	1.540,4	1.544,7
Totale schulden op korte termijn	**42.688,6**	**22.865,0**
Schulden op lange termijn		
Achtergestelde schuld op lange termijn	290,7	221,7
	10,2	286,2
Totale schulden op lange termijn		
	300,9	**507,9**
Kapitaal		
Overgedragen resultaat	50.340,6	49.708,4
Totaal Eigen Vermogen	16.814,4	-2.991,2
	67.155,0	**46.717,2**
Totaal Passief	**110,144.5**	**70.090,0**

OPTION N.V.
IFRS Geconsolideerde winst-en verliesrekening voor het 3de kwartaal van 2005 en 2004 en voor de periode die eindigde op 30 september 2005 en 2004

In 000 EUR	3de kwartaal 2005 000 EUR NIET GEREVISEERD	3de kwartaal 2004 000 EUR NIET GEREVISEERD	30 september 2005 000 EUR NIET GEREVISEERD	30 september 2004 000 EUR NIET GEREVISEERD
Omzet	**55.887,0**	**23.054,3**	**134.733,0**	**70.573,3**
Kostprijs verkochte goederen	-32.800,6	-10.879,5	-74.661,9	-35.680,5
Brutowinst	**23.086,4**	**12.174,8**	**60.071,1**	**34.892,8**
Bruto winstmarge %	**41,3%**	**52,8%**	**44,6%**	**49,4%**
Onderzoek & Ontwikkeling	-3.263,9	-2.325,6	-11.153,3	-7.585,1
Verkoop & Marketing	-7.144,3	-3.024,8	-18.192,8	-9.616,7
Algemeen & Administratief	-1.655,4	-890,0	-3.883,2	-2.949,1
Bedrijfswinst /(Verlies)	**11.022,7**	**5.934,4**	**26.841,7**	**14.741,8**
Bedrijfswinst (verlies) / Bedrijfsomzet %	**19,7%**	**25,7%**	**19,9%**	**20,9%**
Afschrijvingen en Waardeverminderingen	1.632,6	1.168,0	4.820,4	2.889,9
bedrijfswinst vóór waardeverminde-ringen en afschrijvingen	**12.655,3**	**7.102,4**	**31.662,1**	**17.631,7**
EBITDA / Omzet %	**22,6%**	**30,8%**	**23,5%**	**25,0%**
Koersverschillen	-248,1	164,2	-1.817,1	-91,0
Uitzonderlijke opbrengsten (kosten)	0,0	0,0	0,0	0,5
Financiële opbrengsten (kosten)	224,9	46,3	184,8	-69,8
Resultaat voor Belastingen	**10.999,5**	**6.144,9**	**25.209,5**	**14.581,5**
Inkomstenbelasting	-2.595,9	-1.601,5	-5.403,8	-3.509,5
Nettoresultaat	**8.403,6**	**4.543,4**	**19.805,7**	**11.071,9**
Gemiddelde aantal uitstaande aandelen	**10.123.351**	**9.940.008**	**10.111.419**	**9.671.515**
Gemiddelde aantal verwaterde aandelen	**10.312.324**	**10.289.124**	**10.312.429**	**10.029.748**
Nettoresultaat per aandeel in EUR	**0,83**	**0,46**	**1,96**	**1,14**
Nettoresultaat per aandeel na dilutie in EUR	**0,81**	**0,44**	**1,92**	**1,10**

OPTION N.V.
IFRS geconsolideerd overzicht van de kasstromen op 30 september 2005 en op 30 september 2004

In 000 EUR	30 september 2005 000 EUR NIET GEREVISEERD		30 september 2004 000 EUR NIET GEREVISEERD	
Kasstromen uit bedrijfsactiviteiten				
Netto-inkomsten (A)	**19.805,7**		**11.071,9**	
Aanpassingen in niet-speciën				
Waardeverminderingen en afschrijvingen		5.024,3		3.118,8
Geactiveerde ontwikkelingskosten		-2.550,2		-2.963,6
Kapitaalverhoging en gerelateerde kosten		114,6		147,4
Omrekeningsverschillen		-0,1		0,0
Uitgestelde belastingen		5.040,7		3.496,0
Waardeverminderingen van voorraden		196,0		33,7
Waardeverminderingen van klanten		0,9		13,6
Totaal aanpassingen in niet-speciën (B)	**7.826,2**		**3.845,9**	
Verandering in activa en passiva				
Vorderingen		-16.129,5		-6.052,6
Voorraden		-8.836,0		-1.657,1
Overige activa		-439,6		-249,6
Handelsschulden		18.844,4		7.072,9
Bezoldigingen en sociale lasten		177,8		-166,2
Overlopende rekeningen		1.228,9		245,8
Totaal verandering in activa en passiva (C)	**-5.154,1**		**-806,8**	
Kasstromen uit bedrijfsactiviteiten	**22.477,7**		**14.111,0**	
Kasstromen uit investeringsactiviteiten				
Immateriële vaste activa		-691,9		-1.506,3
Aankopen van materiële vaste activa		-6.003,3		-1.633,4
Totaal kasstromen uit investeringsactiviteiten (D)	**-6.695,2**		**-3.139,7**	
Kasstromen uit financierings activiteiten				
Tegoeden van schulden op lange en korte termijn		-206,9		64,5
Aflossing van schulden op lange en korte termijn		-423,2		-1.080,7
Kapitaalverhoging		517,6		8.834,3
Nettokapitaal uit financiële activiteiten (E)	**-112,5**		**7.818,1**	
Nettokasstroom (A)+(B)+(C)+(D)+(E)+(F)	**15.670,0**		**18.789,4**	
Netto toename / afname in kas en kasmiddelen				
Kas aan het begin van de periode		31.612,1		9.136,6
Kas op het einde van de periode		47.282,1		27.926,0
Verschil	**15.670,0**		**18.789,4**	

Toepassing van IFRS

Vanaf 1 januari 2005 heeft Option de 'International Financial Reporting Standards' aangenomen. Het gevolg hiervan is voornamelijk terug te vinden in de immateriële vaste activa door de activering van commerciële ontwikkelingsprojecten en als gevolg daarvan ook in de 'uitgestelde belastingen'.

De Raad van Bestuur besliste om de geactiveerde ontwikkeling af te schrijven over 2 jaren, overeenkomstig de levensduur van de gerelateerde producten in de snel groeiende technologie omgeving.

__Invloed op het Eigen Vermogen__

		(I) - 31 dec 2003	(II) - 31 dec 2004	(III) - 30 sept 2005
	USGAAP (controle op I & II)	19.150,0	43.009,2	63.325,5
a)	Bedrijfskosten (ontwikkeling en gerelateerde afschrijvingen)	1.190,2	4.062,5	117,2
b)	Uitgestelde belastingen	-402,0	-1.142,7	4,3
c)	Overdracht: som van a) en b) van voorgaande jaren		788,2	3.708,0
	IFRS (Beperkte controle op II – nie gereviseerd III)	19.938,2	46.717,2	67.155,0

Dit persbericht bevat toekomstgerichte informatie die risico's en onzekerheden inhoudt, met inbegrip van verklaringen omtrent de plannen, doelstellingen, verwachtingen en intenties van de onderneming. Dergelijke verklaringen omvatten, zonder beperking, discussies betreffende de strategische richting van de onderneming en nieuwe productintroducties en -ontwikkelingen. De lezers worden gewaarschuwd dat dergelijke toekomstgerichte verklaringen bekende en onbekende risico's en onzekerheden inhouden die er kunnen voor zorgen dat de huidige resultaten materieel verschillen van de resultaten die werden uiteengezet in de toekomstgerichte verklaringen. De risico's en onzekerheden omvatten, zonder beperking, de vroege fase van de markt voor connectiviteit en geïntegreerde draadloze producten en oplossingen voor draagbare en handheld computers en gsm's, het beheer van de groei, het vermogen van de onderneming om nieuwe producten, een snelle technologische verandering en concurrentie te ontwikkelingen en succesvol te commercialiseren. De toekomstgerichte verklaringen die hierin zijn vervat, zijn alleen geldig vanaf de datum van dit persbericht. De onderneming ontkent uitdrukkelijk elke verplichting om publiek aanpassingen of herzieningen te doen aan een dergelijke verklaring om elke verandering in de verwachtingen van de onderneming of elke verandering van gebeurtenissen, voorwaarden of omstandigheden waarop een dergelijke verklaring is gebaseerd weer te geven.

Voor meer informatie gelieve te contacteren:

Jan Callewaert, Oprichter en Afgevaardigd Bestuurder
of Frederic Convent, Financieel Directeur

Option NV
Kolonel Begaultlaan 45
B-3012 Leuven, België
TEL : +32 (0)16/31.74.11
FAX +32 (0)16/31.74.90
e-mail : __investor@option.com__

Omtrent Option - (__www.option.com__) - EURONEXT Brussels OPTI – OTC: OPNVY

Option is dé vernieuwer op het gebied van draadloze communicatie. Het bedrijf is gespecialiseerd in het ontwerpen, ontwikkelen en vervaardigen van GSM, GPRS, WLAN, en 3G UMTS technologische producten voor draadloze verbindingsoplossingen. Option heeft een stevige reputatie weten op te bouwen door verbluffende nieuwe producten te creëren waardoor de prestaties en mogelijkheden van draadloze communicatie groeien. De maatschappelijke zetel van Option is gevestigd in Leuven, België. Het bedrijf heeft een O&O centrum in Leuven, een Software and Applications ontwikkelingscentrum in Adelsried (Duitsland), een wireless router ontwikkelingscentrum in Stockholm en een productie, engineering en logistieke afdeling met ISO 9002 certificaat, in Cork (Ierland).